USIMINAS

USIMINAS # 82-3902

FGR-041/02
Belo Horizonte, June 03, 2002

02034920

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.Y.;
Washington D.C. 20549

Dear Sirs,

We are attaching the following information distributed to the Brazilian stock exchanges, CVM and shareholders by USIMINAS:

- Quarterly Information-ITR, (March 31, 2002)

Sincerely Yours,

Breno Júlio de Melo Milton
Investor Relations Manager

6/19

(A free translation of the original in Portuguese)

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS

Report of Independent Accountants on the Limited Review of Quarterly Information (ITR)

March 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua dos Inconfidentes, 1190 9º
30140-120 Belo Horizonte, MG - Brasil
Caixa Postal 289
Telefone (31) 3269-1500
Fax (31) 3261-6950

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review of Quarterly Information

May 7, 2002

To the Board of Directors and Stockholders
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS for the quarters ended March 31, 2002 and 2001. This quarterly information is the responsibility of company management. The determination of the composition of the technical reserves of Caixa dos Empregados da Usiminas which is the basis for the calculation of the actuarial liability was made by external actuarial consultants of Caixa, and our report, insofar as it relates to the calculation of this actuarial liability amounting to R$ 909,466 thousand at March 31, 2002 and December 31, 2001, is based exclusively on the reports of these consultants.

2 Our reviews were performed in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with the officials responsible for the accounting, financial and operating areas of the company with regard to the criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the company's financial position and operations.

3 Based on our limited reviews and on the reports of the actuarial consultants referred to in paragraph 1, we are not aware of any material modifications which should be made to the aforementioned quarterly information for it to be in conformity with the accounting principles determined by Brazilian corporate legislation applicable to the preparation of quarterly information, consistent with the standards established by the Brazilian Securities Commission (CVM).

PRICEWATERHOUSECOOPERS

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS
May 7, 2002

4 The Quarterly Information (ITR) also presents information relating to the quarter ended December 31, 2001. We reviewed this information at the time it was prepared, in connection with our audit of the financial statements as of that date and on which we issued an unqualified opinion dated March 14, 2002.

5 As mentioned in Note 5(c), because subsidiary Companhia Siderúrgica Paulista – COSIPA has to comply with certain contractual conditions applicable to loans and financings, it could result in the anticipated maturity of long-term local and foreign liabilities as at March 31, 2002, amounting to R$ 825,128 thousand. The company and its subsidiary have discussed this situation with management of these creditors in order to assure that the financial conditions of the contracts are complied with, and they were successful in the renegotiations. A dispensation from compliance with the restrictive clauses as at March 31, 2002 was granted by a certain creditor. The subsidiary company maintains these liabilities classified in long-term liabilities.

6 As mentioned in Note 1, on November 25, 1998 the stockholders of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS and Companhia Siderúrgica Paulista – COSIPA approved the basic project for the corporate, financial, equity and operational restructuring of the activities of these two companies, including, among other measures, the reallocation of assets and liabilities. Implementation of this project was approved by COSIPA stockholders on January 29, 1999. The steel operations of USIMINAS and COSIPA continue to be conducted by separate stockholder groups.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Francisco José Pinto Fagundes
Partner
Contador CRC MG054.755/O-4

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
March 31, 2002

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY JUDGEMENT OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05
4 – Registration Number – NIRE		
31300013600		

01.02 – HEAD OFFICE

1 – FULL ADDRESS	2 – SUBURB OR DISTRICT	
Rua Prof. José Vieira de Mendonça, 3011	Eng. Nogueira	
3 – POSTAL CODE	4 – MUNICIPALITY	5 – STATE
31310-260	Belo Horizonte	MG

6 – AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
31	3499-8000			
11 – AREA CODE	12 – FAX	13 – FAX	14 – FAX	
31	3499-8475			
15 – E-MAIL				
usiminas@usiminas.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Address for correspondence with Company)

1 – NAME		
Paulo Penido Pinto Marques		
2 – FULL ADDRESS	3 – SUBURB OR DISTRICT	
Rua Prof. José Vieira de Mendonça, 3011	Eng. Nogueira	
4 – POSTAL CODE	5 – MUNICIPALITY	6 – STATE
31310-260	Belo Horizonte	MG

7 – AREA CODE	8 – TELEPHONE	9 – TELEPHONE	10 - TELEPHONE	11 - TELEX
31	3499-8775			
12 – AREA CODE	13 – FAX	14 – FAX	15 - FAX	
31	3499-8475			
16 – E-MAIL				
ppenido@usiminas.com.br				

01.04 –GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2002	12/31/2002	1	1/1/2002	3/31/2002	4	10/1/2001	12/31/2001

9 – INDEPENDENT ACCOUNTANT	10 - CVM CODE
PricewaterhouseCoopers Auditores Independentes	00287-9
11 - RESPONSIBLE PROFESSIONAL	12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE RESPONSIBLE PROFESSIONAL
Francisco José Pinto Fagundes	166.806.694-72

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
March 31, 2002

01.01 IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

01.05 – CAPITAL COMPOSITION

Number of shares (Units)	Current Quarter 3/31/2002	Prior quarter 12/31/2001	Same quarter in prior year 3/31/2001
Paid-up capital			
1 – Common	112,280,152	112,280,152	112,280,152
2 – Preferred	113,005,668	113,005,668	113,005,668
3 – Total	225,285,820	225,285,820	225,285,820
Treasury Stock			
4 – Common	561,482	561,482	561,482
5 – Preferred	9,628,926	9,628,926	9,628,926
6 – Total	10,190,408	10,190,408	10,190,408

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY
Commercial, industrial and other

2 – SITUATION
Operating

3 – NATURE OF OWNERSHIP
Local-Private

4 – ACTIVITY CODE
1140200 – Steel works

5 – MAIN ACTIVITY
Flat-rolled products

6 – TYPE OF CONSOLIDATION
Full

7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Without Exceptions

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – DATE APPROVED	4 – AMOUNT	5 – DATE OF PAYMENT	6 - TYPE OF SHARE	7 – YIELD PER SHARE
01	RCA	3/7/2002	Dividend	4/9/2002	ON	0.2217900000
02	RCA	3/7/2002	Dividend	4/9/2002	PN	0.2439800000

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

01.09 – SUBSCRIBED CAPITAL AND ALTERATION IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 – AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 -NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (UNITS)	8 – SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
5/7/2002	

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.02 - BALANCE SHEET - ASSETS (R$ thousand)

1 - CODE	2 – DESCRIPTION	3 - 3/31/2002	4 –12/31/2001
1	Total assets	8,836,314	8,884,696
1.01	Current assets	1,498,158	1,389,323
1.01.01	Available funds	198,026	166,831
1.01.01.01	Cash and banks	23,767	8,707
1.01.01.02	Marketable securities	174,259	158,124
1.01.02	Receivables	615,345	531,820
1.01.02.01	Trade accounts receivable	480,307	434,839
1.01.02.02	Taxes recoverable	66,978	74,636
1.01.02.03	Notes receivable	68,060	22,345
1.01.03	Inventories	658,665	650,130
1.01.03.01	Finished products	199,198	196,340
1.01.03.02	Work in process	107,876	114,150
1.01.03.03	Raw materials	143,352	140,086
1.01.03.04	Supplies and maintenance materials	134,404	132,394
1.01.03.05	Imports in transit	60,274	53,401
1.01.03.06	Other	13,561	13,759
1.01.04	Other	26,122	40,542
1.01.04.01	Advances for supplies and services	11,339	22,138
1.01.04.02	Prepaid expenses	14,783	18,404
1.02	Long-term receivables	1,483,322	1,525,519
1.02.01	Sundry receivables	20,985	21,623
1.02.01.01	Real estate debtors	2,714	2,756
1.02.01.02	Current accounts	18,271	18,867
1.02.02	Related companies	185,053	185,116
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	185,053	185,116
1.02.02.03	Other related companies	0	0
1.02.03	Other	1,277,284	1,318,780
1.02.03.01	Deferred income tax	874,406	883,678
1.02.03.02	Deferred social contribution	269,275	270,966
1.02.03.03	Deposits at law	91,934	91,896
1.02.03.04	Shares and loans to Eletrobrás	21,647	48,946
1.02.03.05	Fiscal incentive deposits	4,801	7,502
1.02.03.06	Properties for sale	1,675	1,675
1.02.03.07	Other	13,546	14,117
1.03	Permanent assets	5,854,834	5,969,854
1.03.01	Investments	2,086,633	2,112,899
1.03.01.01	Associated companies	110,076	122,340

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.02 - BALANCE SHEET - ASSETS (R$ thousand)

1 - CODE	2 – DESCRIPTION	3 - 3/31/2002	4 – 12/31/2001
1.03.01.01.01	Camargo Corrêa Cimentos S.A.	89,591	87,807
1.03.01.01.02	Consórcio Siderurgia Amazônia Ltd	20,485	34,533
1.03.01.02	Subsidiary companies	1,930,352	1,944,353
1.03.01.02.01	Cia Siderúrgica Paulista - COSIPA	1,337,964	1,337,561
1.03.01.02.03	Usiminas Mecânica S.A.	317,358	315,471
1.03.01.02.04	Usiminas International Ltd.	176,688	192,133
1.03.01.02.05	Usiminas Importação e Exportação S.A.	6,144	6,044
1.03.01.02.06	Usiparts S.A. – Sistemas Automotivos	13,815	17,602
1.03.01.02.07	Siderholding Participações Ltda.	22,925	21,390
1.03.01.02.09	RNcentro Participações Ltda.	29,142	28,279
1.03.01.02.10	Other	26,316	25,873
1.03.01.03	Other investments	46,205	46,206
1.03.02	Property, plant and equipment	3,768,201	3,856,955
1.03.02.01	In use	6,474,026	6,496,813
1.03.02.02	Depreciation	(2,885,778)	(2,870,724)
1.03.02.03	Construction in progress	179,953	230,866
1.03.03	Deferred charges	0	0

01.02 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 3/31/2002	4 - 12/31/2001
2	Total liabilities	8,836,314	8,884,696
2.01	Current liabilities	1,593,233	1,429,865
2.01.01	Loans and financings	992,569	898,881
2.01.02	Debentures	49,078	8,604
2.01.03	Suppliers	90,610	112,332
2.01.04	Taxes, charges and contributions	42,952	32,807
2.01.04.01	Taxes payable	26,565	19,277
2.01.04.02	Social security contributions	16,387	13,530
2.01.05	Dividends payable	50,429	51,465
2.01.06	Provisions	33,239	31,267
2.01.06.01	Labor liabilities	33,239	31,267
2.01.07	Payables to related companies	161,307	147,683
2.01.08	Other	173,049	146,826
2.01.08.01	Accounts payable	112,592	81,088
2.01.08.02	Taxes payable in installments	60,457	65,738
2.02	Long-term liabilities	3,843,142	4,081,164
2.02.01	Loans and financings	1,666,235	1,847,709
2.02.02	Debentures	555,341	578,330
2.02.03	Provisions	1,347,269	1,381,435
2.02.03.01	Contingent liabilities	339,728	385,299
2.02.03.02	Actuarial liability	909,466	909,466
2.02.03.03	Unsecured liabilities	98,075	86,670
2.02.04	Payables to related companies	0	0
2.02.05	Other	274,297	273,690
2.02.05.01	Deferred income tax	59,855	60,806
2.02.05.02	Current accounts	97,755	83,409
2.02.05.03	Taxes payable in installments	116,687	129,475
2.03	Deferred income	0	0
2.05	Stockholders' equity	3,399,939	3,373,667
2.05.01	Paid-up capital	1,221,000	1,221,000
2.05.01.01	Common shares	608,534	608,534
2.05.01.02	Preferred shares	612,466	612,466
2.05.02	Capital reserves	1,998,775	1,998,775
2.05.02.01	Share premium	2,030,862	2,030,862
2.05.02.02	Treasury stock	(181,611)	(181,611)
2.05.02.03	IPI Fiscal Incentive- Law 7554/86	149,524	149,524
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	153,892	153,892

01.02 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 3/31/2002	4 - 12/31/2001
2.05.04.01	Legal	12,047	12,047
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	141,845	141,845
2.05.04.07.01	For investments and working capital	141,845	141,845
2.05.05	Retained earnings	26,272	0

01.03 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

03.01 – STATEMENT OF INCOME (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 1/1/2002 to 3/31/2002	4 – 1/1/2002 to 3/31/2002	5 – 1/1/2001 to 3/31/2001	6 – 1/1/2001 to 3/31/2001
3.01	Gross sales and/or services	973,835	973,835	869,352	869,352
3.02	Deductions	(219,273)	(219,273)	(189,769)	(189,769)
3.03	Net sales and/or services	754,562	754,562	679,583	679,583
3.04	Cost of sales and/or services	(553,778)	(553,778)	(433,170)	(433,170)
3.05	Gross profit	200,784	200,784	246,413	246,413
3.06	Operating expenses/income	(145,063)	(145,063)	(260,754)	(260,754)
3.06.01	Selling	(14,030)	(14,030)	(14,359)	(14,359)
3.06.02	General and administrative	(16,720)	(16,720)	(15,952)	(15,952)
3.06.03	Financial	(101,438)	(101,438)	(220,303)	(220,303)
3.06.03.01	Financial income	(9,118)	(9,118)	90,382	90,382
3.06.03.01.01	From financial investments	(19,059)	(19,059)	59,454	59,454
3.06.03.01.02	From loans	243	243	7,819	7,819
3.06.03.01.03	Monetary and exchange variations on assets	153	153	15,048	15,048
3.06.03.01.04	Other	9,545	9,545	8,061	8,061
3.06.03.02	Financial expenses	(92,320)	(92,320)	(310,685)	(310,685)
3.06.03.02.01	Interest and commissions on financings	(56,311)	(56,311)	(71,788)	(71,788)
3.06.03.02.02	Monetary and exchange variations on financings	(7,881)	(7,881)	(145,615)	(145,615)
3.06.03.02.03	Interest and exchange variations on export contract advances	(9,352)	(9,352)	(63,072)	(63,072)
3.06.03.02.04	Charges with related companies	(4,126)	(4,126)	(3,180)	(3,180)
3.06.03.02.05	Monetary and exchange variations on other obligations	(3,191)	(3,191)	(4,175)	(4,175)
3.06.03.02.06	Other	(11,459)	(11,459)	(22,855)	(22,855)
3.06.04	Other operating income	50,685	50,685	2,875	2,875
3.06.05	Other operating expenses	(20,274)	(20,274)	(17,176)	(17,176)
3.06.06	Equity in the results of subsidiary and associated companies	(43,286)	(43,286)	4,161	4,161
3.06.06.01	Subsidiary and associated companies	(30,816)	(30,816)	5,216	5,216
3.06.06.02	Realization of (goodwill) negative goodwill	(1,064)	(1,064)	(1,055)	(1,055)
3.06.06.03	Provision for losses – unsecured liabilities	(11,406)	(11,406)	0	0
3.07	Operating profit (loss)	55,721	55,721	(14,341)	(14,341)
3.08	Non-operating results	2,674	2,674	4,943	4,943

01.03 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

03.01 – STATEMENT OF INCOME (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 1/1/2002 to 3/31/2002	4 – 1/1/2002 to 3/31/2002	5 – 1/1/2001 to 3/31/2001	6 – 1/1/2001 to 3/31/2001
3.08.01	Income	708	708	608	608
3.08.02	Expenses	1,966	1,966	4,335	4,335
3.09	Income (loss) before taxation and participations	58,395	58,395	(9,398)	(9,398)
3.10	Provision for income tax and social contribution	(21,161)	(21,161)	15,748	15,748
3.10.01	Income tax	(14,858)	(14,858)	15,748	15,748
3.10.02	Social contribution on net income	(6,303)	(6,303)	0	0
3.11	Deferred taxation	(10,962)	(10,962)	350	350
3.11.01	Deferred income tax	(9,271)	(9,271)	254	254
3.11.02	Deferred social contribution	(1,691)	(1,691)	96	96
3.12	Statutory participations and contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	26,272	26,272	6,700	6,700
	Number of shares, except treasury (unit)	215,095,412	215,095,412	215,095,412	215,095,412
	Net income per share	0.12214	0.12214	0.03115	0.03115
	Loss per share				

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

04.01 – NOTES TO THE QUARTERLY INFORMATION

1 OPERATIONS

The company operates in the steel industry and related activities. To amplify its activities, it has shareholdings in the subsidiary and associated companies listed in Note 5.

On January 29, 1999, the stockholders of Companhia Siderúrgica Paulista - COSIPA (Cosipa) approved the implementation of a project for the corporate, financial, equity and operational restructuring of Cosipa and of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS (Usiminas) comprising, among other measures, the reallocation of assets and liabilities between them.

The restructuring maintained the steel activities of the Companies via different share compositions. Due to such restructuring, in 1999 Usiminas subscribed for 496,055 debentures convertible into shares issued by Companhia Siderúrgica Paulista – COSIPA, in the amount of R$ 892,900, for which it exercised its right to convert into shares on October 23, 2001.

2 PRESENTATION OF THE QUARTERLY INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

I.- Presentation of the quarterly information

The March 31, 2002 quarterly information was prepared in accordance with Brazilian corporate legislation accounting policies and the Brazilian Securities Commission (CVM) instructions, which, with the enactment of Law 9249/95, no longer require the recognition of inflationary effects as from 1996. The related quarterly information (ITR) is presented in thousands of reais.

II - Significant accounting policies

(a) Determination of results of operations

Results are determined on the accrual basis of accounting and include accrued income and charges, as well as monetary correction and exchange variations at official indices or rates on current and long-term assets and liabilities. The effect of income tax and social contribution is deducted from or added to results before determining net income as explained in (b) below.

(b) Current assets and long-term receivables

Inventories – are stated at the average cost of purchase or production, which is lower than realizable value or replacement cost. Imports in progress are stated at the accumulated cost of each import.

Deferred income tax and social contribution – represent the credits on provisions which will be deductible in the future, and also include tax losses and negative social contribution bases in accordance with CVM Deliberation 273/98 which approved the Institute of Independent Auditors of Brazil (IBRACON) pronouncement on accounting for income tax and social contribution. The recognition of tax credits is based on the expectation of future profits and they will be substantially realized in up to ten years.

Income tax and social contribution payable are shown in current liabilities and the tax incident on accelerated depreciation is shown in long-term liabilities and will be substantially payable in up to 14 years.

Other assets and receivables – are shown at realizable amounts, including accrued income, monetary correction and exchange variations, when applicable.

(c) Permanent assets

These are shown at cost including price-level restatements up to December 31, 1995 based on official indices, considering the following:

Investments in subsidiary and associated companies are recorded on the equity method, increased and reduced by goodwill and negative goodwill, respectively. The bases used to amortize goodwill and negative goodwill are described in Note 5.

Depreciation of property, plant and equipment is on the straight-line basis as from the start-up of each unit and is recorded mainly as a charge to cost of production. Depreciation rates take into consideration the expected useful lives of the assets.

(d) Current and long-term liabilities

Provision for contingencies – set up on a conservative basis to cover probable losses on certain tax cases.

Actuarial liability of Caixa dos Empregados da Usiminas – calculated by independent actuaries contracted by Caixa and represents the liability assumed for benefits granted and to be granted to members and their beneficiaries (Note 11).

Other liabilities – stated at their known or estimated amounts including accrued charges, monetary correction and exchange variations on a daily pro rata basis, when applicable.

(e) Foreign currency operations

Assets and liabilities arising from foreign currency operations are converted to local currency (R$) at the prevailing exchange rate at the balance sheet date (US$ 1.00=R$ 2.3236).

3 MARKETABLE SECURITIES

Marketable securities mainly refer to bank deposit certificates and fixed income funds and are remunerated at rates which vary from 100.0% to 100.5% of the Interbank Deposit Certificate (CDI) rate and foreign securities at the average rate of 1.25% per annum plus the U.S. dollar exchange variation.

4 TRADE ACCOUNTS RECEIVABLE

	3/31/2002	12/31/2001
Local customers	395,187	342,407
Foreign customers	96,187	103,499
Allowance for doubtful accounts	(11,067)	(11,067)
	480,307	434,839

5 INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES

a) The movement for the quarter ended March 31, 2002 may be summarized as follows:

	December 31, 2001	Additions/ Dividends	Equity in the results	Realization of (goodwill) negative goodwill	March 31, 2002
Companhia Siderúrgica Paulista – COSIPA (1)	1,337,561		403		1,337,964
Usiminas Mecânica S.A. (2)	315,471		969	918	317,358
Usiminas International Ltd.	192,133		(15,445)		176,688
Camargo Corrêa Cimentos S.A. (3)	87,807		3,002	(1,218)	89,591
Consórcio Siderurgia Amazônia Ltd	34,533		(14,048)		20,485
MRS Logística		5,637	(5,637)		
Usiminas Importação e Exportação S.A.	6,044		100		6,144
Siderholding Participações Ltda	21,390		1,535		22,925
RNcentro Participações Ltda	28,279		863		29,142
Other	43,475	(22)	(2,558)	(764)	40,131
Total	2,066,693	5,615	(30,816)	(1,064)	2,040,428

(1) Net of negative goodwill of R$ 136,170. This negative goodwill, based on the expectation of future results will be amortized proportionally to such results.

(2) Net of negative goodwill of R$ 19,597 (R$ 20,515 at December 31, 2001), relating to the appreciation of permanent asset items. This negative goodwill is being amortized proportionally to the realization of those assets.

(3) Includes goodwill of R$ 27,999 (R$ 29,217 at December 31, 2001), which is being amortized on the straight-line basis over a term that will not exceed ten years, based on the expectation of future profits.

b) On March 31, 2002, subsidiary Unigal Ltda. had negative quotaholders' equity of R$ 104,614 (R$ 92,448 at December 31, 2001). The Company recorded, proportionately to its participation, a provision for losses – unsecured liabilities, in the account provisions-unsecured long-term liabilities, with a contra-entry in the account provision for losses – unsecured liabilities, recorded in the statement of income for the quarter.

c) During 2001, the U.S. dollar exchange variance reached 19% which resulted in an increase in the indebtedness in reais that exceeded the projections of subsidiary Companhia Siderúrgica Paulista (COSIPA). Consequently, it was not able to comply with certain contractual provisions related to loans and financings (financial indices of the covenants). This fact was communicated to the creditors who agreed to a dispensation and determined a term up to April 22, 2002 for renegotiation of the covenants. The renegotiation process was successful.

As at March 31, 2002 another non-compliance was identified in a contract with a certain creditor, who was promptly informed together with a request for dispensation. A favorable outcome was communicated on May 7, 2002.

If the dispensation as at March 31, 2002 had not been granted it could have resulted in the anticipated maturity of long-term local loans and financings which amounted to R$ 825,128 at this date.

6 PROPERTY, PLANT AND EQUIPMENT

a) Movement during the quarter ended March 31, 2002 is summarized as follows:

At December 31, 2001	3,856,955
Additions	13,592
Depreciation	(63,199)
Disposals	(39,147)
At March 31, 2002	3,768,201

b) Depreciation for the quarter ended March 31, 2002 of R$ 63,199 (2001 - R$ 56,219) was substantially recorded as a charge to cost of production, the average depreciation rate being 4% per annum.

c) In construction - relate to production optimization and environmental protection projects which will be substantially concluded by December 2002.

04.01 – NOTES TO THE QUARTERLY INFORMATION

7 LOANS AND FINANCINGS

	3/31/2002		12/31/2001	
	Current	Long term	Current	Long term
(a) Local				
US$	48,959	270,514	54,447	295,254
Reference Unit (UR)	11,618	7,902	8,647	7,661
General Market Price Index (IGPM)	58,561	337,496	63,982	360,349
Long-term Interest Rate (TJLP)	118,858	178,313	117,725	205,770
R$	2,419	11,276	2,310	11,615
Basket of currencies	31,450	25,952	31,315	33,600
	271,865	831,453	278,426	914,249
(b) Foreign				
US$	716,165	816,031	615,958	913,890
EURO	3,168	18,093	3,133	18,899
FRF	1,371	658	1,364	671
	720,704	834,782	620,455	933,460
Total	992,569	1,666,235	898,881	1,847,709

During the quarter ended March 31, 2002, loans and financings of R$ 163,400 were contracted, R$ 4,800 locally and R$ 158,600 abroad. These resources are basically used for working capital.

Financings in local currency are subject to monetary restatement and to financial charges at an average rate of 7.88% per annum and those in foreign currency to financial charges at an average rate of 7.02% per annum plus exchange variations. These operations are compatible with market conditions for similar risk and terms.

Loans and financings are guaranteed mainly by property, plant and equipment items evaluated at R$ 2,699,900.

Long-term installments fall due as follows:

	3/31/2002	12/31/2001
2003	417,860	600,714
2004	318,357	317,569
2005	216,462	215,967
2006	344,080	343,426
2007 to 2013	369,476	370,033
	1,666,235	1,847,709

8 DEBENTURES

Issue on October 31, 1998 – a public offer of 10,000 single issue, sole series, nominative, subordinated debentures non-convertible into shares, in the amount of R$ 400,000, falling due on October 31, 2006, and remunerated at 104% of the CDI, fully subscribed by the market.

Issue on February 15, 2000 – a private offer of 730 debentures, in the amount of R$ 73,000, in a sole series, with real guarantee and convertible into shares, falling due on February 15, 2005, and remunerated by the TJLP plus 4% per annum, fully subscribed by BNDES.

Issue on November 20, 2000 – a public offer of 10,000 single issue, sole series, with real guarantee, subordinated debentures non-convertible into shares, in the amount of R$ 100,000, falling due on November 20, 2003, and remunerated at 104% of the CDI, fully subscribed by the market.

9 TAXES PAYABLE IN INSTALLMENTS

	3/31/2002		12/31/2001	
	Current	Long term	Current	Long term
National Institute of Social Security (INSS)	12,868	88,983	13,095	90,911
Excise Tax (IPI)	32,379	13,491	34,664	21,267
Social Contribution on Net Income (CSSL)	8,427	3,511	9,021	5,535
Other	6,783	10,702	8,958	11,762
	60,457	116,687	65,738	129,475

The installments are subject to 1% interest per month, falling due over periods from 30 to 240 months, guaranteed by permanent asset items of Companhia Siderúrgica Paulista – COSIPA, evaluated at R$ 476,471.

Long-term installments fall due as follows:

	3/31/2002	12/31/2001
2003	28,736	41,276
2004	14,541	15,026
2005	8,898	8,869
2006	8,898	8,869
2007 to 2013	55,614	55,435
	116,687	129,475

10 PROVISION FOR CONTINGENT LIABILITIES

Management, based on the opinion of its legal advisors, reviews the contingencies and evaluates the possibility of losses, adjusting the provision as required.

At March 31, 2002, the main accrued contingencies relate to judicial proceedings for various taxes, basically Income Tax and Social Contribution, amounting to R$ 311,394 (R$ 353,426 at December 31, 2001).

The Company has several civil, fiscal, tax, environmental and labor contingencies in progress. The contingencies, for which a successful outcome is expected, amount to approximately R$ 10,606 at March 31, 2002 (R$ 10,606 at December 31, 2001). Management, based on the opinion of its legal advisors, does not expect losses on the outcome of these contingencies.

11 CAIXA DOS EMPREGADOS DA USIMINAS – ACTUARIAL LIABILITY

On August 28, 1972, the company formed Caixa dos Empregados da Usiminas, a non-profit civil entity classified as a closed private pension fund. The main objective, in conformity with applicable legislation, is to supplement the pensions of members and to pay the beneficiaries of deceased members.

Together with the other sponsors, the company has been making monthly contributions to cover an insufficiency of technical reserves determined at the end of 1994. An amortization plan was approved by the Supplementary Retirement Income Secretariat of the Ministry of Social Security for payment over 35 years. As from January 2002, based on the debit balance of the unamortized reserve to be calculated in December 2001, amortization will be in monthly equal installments, calculated for the term of 19 years, with interest of 6% per annum, restated monthly by the IGP-M. Payments during the quarter ended March 31, 2002 amounted to R$ 13,446 (quarter ended March 31, 2001 – R$ 7,878). According to the regulations of Benefit Plan 1, approved on November 11, 1996, as from that date any insufficiencies of reserves which occur will be covered in equal parts by the sponsor companies and members, active or retired, based on conditions and criteria actuarially established to be approved by the appropriate authority.

On August 1, 1998, the new benefit plan administered by Caixa dos Empregados da Usiminas – USIPREV became effective. Following the trend of supplementary retirement systems, this new plan is based on a modern concept offering greater security to sponsors and members. The entity will now administer two benefit plans: the former one, established on August 28, 1972, characterized as a defined benefit plan, and USIPREV with the characteristic of a mixed plan with a defined contribution for the programmed benefits and a defined benefit for risk benefits. Although directed at new employees, USIPREV permitted the migration of members from the old plan.

04.01 – NOTES TO THE QUARTERLY INFORMATION

Company contributions during the quarter ended March 31, 2002 amounted to R$ 1,873 thousand (quarter ended March 31, 2001 – R$ 1,844) and were charged to results of operations, mainly in cost of sales and services.

The technical reserves of Caixa (actuarial liability) are calculated by and are the responsibility of an independent actuary contracted by Caixa and represent the obligation assumed for benefits granted and to be granted to members and their beneficiaries.

To comply with CVM Deliberation 371/00, the Company recorded the adjustment to the actuarial liability arising from the benefits to which the employees will be entitled after their length of service. The actuarial study, made by an independent actuary as of December 31, 2001, indicated a liability of R$ 909,466, which was accounted for in stockholders' equity, as a prior-year adjustment, as follows

The reconciliation of the liabilities recorded in the balance sheet is as follows:

Present value of the actuarial liability	(1,619,118)
Fair value of assets	709,652
Cost of current service, net	(909,466)

The amounts to be recorded in the 2002 statements of income are shown as follows:

Cost of current service, gross	1,939
Cost of interest	160,261
Expected earnings for the plan asset	(70,157)
Employees' contribution	(1,906)
Total	90,137

The main actuarial hypotheses were:

Actuarial method:

Discount rate	10.24% p.a.
Expected return rate of the assets	10.24% p.a.
Future salary growth	6.08% p.a.
Growth in the social security benefits	4.0% p.a.
Inflation	4.0% p.a.
Capacity factor	
• Salaries	98%
• Benefits	98%

12 STOCKHOLDERS' EQUITY

Changes in the quarter ended March 31, 2002 are summarized as follows:

	Paid-up capital	Capital reserves	Revenue reserves	Retained earnings	Total
At December 31, 2001	1,221,000	1,998,775	153,892		3,373,667
Net income for the quarter				26,272	26,272
At March 31, 2002	1,221,000	1,998,775	153,892	26,272	3,399,939

There were no changes in stockholders' rights during the quarter.

(a) Capital

Capital comprises 225,285,820 shares with no nominal value, of which 112,280,152 are common, 111,938,739 class A preferred and 1,066,929 class B preferred. Common shares have the right to vote at stockholders' meetings. Preferred shares have (i) priority to the return of capital, without premium, were the company to be liquidated, (ii) the same rights as the common shares to participate in any bonuses approved at stockholders' meetings and (iii) the right to vote at meetings if the preferred dividends are not paid for three consecutive years. All stockholders are assured of a minimum dividend of 25% of net income for each year, calculated in accordance with Brazilian corporate legislation.

(b) Reserves

Premium on share subscriptions – set up in the merger process in conformity with Article 14, sole paragraph, of Law 6404/76. This reserve may be used to absorb losses which exceed the retained earnings and revenue reserves, redeem, reimburse or purchase shares, redeem founders shares, increase capital and the payment of dividends on preferred shares, when this advantage is assured to them (Article 200 of Law 6404/76).

Treasury stock – at March 31, 2002, the Company held in treasury 561,482 common, 9,297,350 class A preferred and 331,576 class B preferred shares, of which 200,400 common and 9,297,350 class A preferred shares were acquired during 1997 and 1998, and 361,082 common and 331,576 class B preferred shares related to the holding in the merging company. With the merger process, these shares were maintained in treasury in order to preserve the share structure of the company.

Fiscal incentives – correspond to the reduction up to 1996 of 95% of excise tax (IPI) paid (Law 7554/86).

Revaluation reserve – reflects the revaluation carried out by the company and is being gradually transferred to retained earnings in proportion to the realization of the revalued items through depreciation or disposal.

Legal reserve – set up based on 5% of net income of each year until it reaches 20% of share capital.

Reserve for investments and working capital – set up as follows:

- 5% of adjusted net income for the year and amounting to R$ 11,444 at December 31, 2001 the objective of which is to assure investments in operations or additional working capital. The balance may not exceed 95% of share capital and may be used to absorb losses, distribute dividends, redeem, reimburse or purchase shares, or increase capital.
- A further R$ 130,401 out of adjusted net income to supplement investments in operations under the terms of Article 196 of Law 6404/76, based on a budget to be approved at the Ordinary General Meeting which deliberated on the annual financial statements. This portion can also be used to absorb losses, distribute dividends, redeem, reimburse or purchase shares, or increase capital.

13 INCOME TAX AND SOCIAL CONTRIBUTION

(a) Deferred income tax and social contribution

	3/31/2002	12/31/2001
Income tax		
Tax losses(1)	574,066	581,010
Temporary differences	259,694	257,475
Contingent taxes	40,646	45,193
	874,406	883,678
Social contribution		
Negative social contribution basis (1)	181,657	184,057
Temporary differences	87,618	86,909
	269,275	270,966
Long-term receivables	1,143,681	1,154,644
Income tax:		
Accelerated depreciation	59,855	60,806
Long-term liabilities	59,855	60,806

(1) In January 2002, the Brazilian Securities Commission (CVM) placed in public session a deliberation project defining limits to the recording of deferred income tax and social contribution, which may require a review of the amounts, which are currently recorded under the terms of Deliberation 273/98, as from 2002.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

04.01 – NOTES TO THE QUARTERLY INFORMATION

(b) Income tax and social contribution recognized in results of operations

	03/31/2002		12/31/2001	
	Income tax	Social contribution	Income tax	Social contribution
Profit (loss) before income tax and social contribution, reduced by interest on own capital and after profit sharing	58,395	58,395	(9,398)	(9,398)
Additions (exclusions)	34,193	41,648	(40,442)	(41,793)
Calculation basis before offset of losses	92,588	100,043	(49,840)	(51,191)
Offset of tax losses and negative social contribution basis	(27,776)	(30,013)	0	0
Calculation basis	64,812	70,030	(49,840)	(51,191)
Income tax and social contribution	(16,197)	(6,303)	0	0
Fiscal incentive	389		0	0
Income tax and social contribution	(15,808)	(6,303)	0	0
Deferred income tax and social contribution on temporary additions	(8,321)	(1,691)	843	96
ILL – State tax on net income recoverable/Corporate Annual Economic Return (DIPJ) adjustments			15,159	
Total income tax and social contribution (expense) income	(24,129)	(7,994)	16,002	96

The income tax rate was 25% and the social contribution rate 12% as from May 1999 up to January 31, 2000 and 9% from February 1, 2000 up to December 31, 2002.

14 BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

The main balances and transactions may be summarized as follows:

	Assets			
	Current		Long-term	
	3/31/2002	12/31/2001	3/31/2002	12/31/2001
USIMINAS MECÂNICA S.A.	11,325	11,893		
CIA. VALE DO RIO DOCE	860	88		
USIPARTS S.A. – SISTEMAS AUTOMOTIVOS	8,742	6,892	37,587	37,378
CIA. SIDERÚRGICA PAULISTA - COSIPA	7,055	6,164		
FASAL S.A. COM. IND. PRODUTOS SIDERÚRGICOS	22,872	18,686		
RIO NEGRO COM. IND. AÇO S.A.	24,183	18,555		
CAMARGO CORRÊA CIMENTOS S.A.	398	800		
USIMINAS INTERNATIONAL LTD.			145,831	145,830
SIDERHOLDING PARTICIPAÇÕES LTDA.			133	124
USIROLL	9	88	1,502	1,784
UNIGAL LTDA	290	276		
TOTAL	75,734	63,442	185,053	185,116

	Liabilities			
	Current		Long-term	
	3/31/2002	12/31/2001	3/31/2002	12/31/2001
USIMINAS MECÂNICA S.A.	104,806	99,267		
CIA. VALE DO RIO DOCE	11,938	10,055		
USIPARTS S.A. – SISTEMAS AUTOMOTIVOS	280	10		
CIA. SIDERÚRGICA PAULISTA – COSIPA	21,866	24,011		
FASAL S.A. COM. IND. PRODUTOS SIDERÚRGICOS	5,708	3,006		
RIO NEGRO COM. IND. AÇO S.A.	579	532		
CAMARGO CORRÊA CIMENTOS S.A.	3,656	3,656	27,555	28,824
MRS LOGÍSTICA S.A.	382	106		
USIROLL	352	11		
UNIGAL LTDA.	11,740	7,029		
TOTAL	161,307	147,683	27,555	28,824

	Sales		Purchases	
	Quarter ended		Quarter ended	
	3/31/2002	3/31/2001	3/31/2002	3/31/2001
USIMINAS MECÂNICA S.A.	21,084	18,431	7,949	14,282
CIA. VALE DO RIO DOCE	877	363	57,403	68,340
USIPARTS S.A. – SISTEMAS AUTOMOTIVOS	4,165	3,021		1,020
CIA. SIDERÚRGICA PAULISTA – COSIPA	6,974	11,292	2,637	105
FASAL S.A. COM. IND. PRODUTOS SIDERÚRGICOS	38,777	38,253	13	11
RIO NEGRO COM. IND. AÇO S.A.	35,458	32,797	2,160	4,512
CAMARGO CORRÊA CIMENTOS S.A.	1,145	1,634	8	1,657
MRS LOGÍSTICA S.A.	89	74	8,925	8,118
USIMPEX INDUSTRIAL S.A.			65	
USIROLL		1	1,002	747
UNIGAL LTDA.	528	1,195	20,981	
TOTAL	109,097	107,061	101,143	98,792

	Income		Expenses	
	Quarter ended		Quarter ended	
	3/31/2002	3/31/2001	3/31/2002	3/31/2001
USIMINAS MECÂNICA S.A.			4,778	3,180
USIPARTS S.A. – SISTEMAS AUTOMOTIVOS	210	181		
USIROLL	17			
TOTAL	227	181	4,778	3,180

Transactions with related companies are carried out at conditions compatible with the market, considering the prices, terms, financial charges etc. Any divergences of the balances and operations above and those that may be divulged by the related parties, mainly refer to operations in process, which are normal and considered irrelevant to the financial statements taken as a whole.

15 FINANCIAL INSTRUMENTS

These are recorded in asset and liability accounts at March 31, 2002 and December 31, 2001 at amounts compatible with those practiced in the market at those dates. Management of those instruments is made through operating strategies aiming at liquidity, profitability and safety. The control policy consists of the permanent follow-up of the contracted rates versus those in effect in the market. The Company does not invest in derivatives or any other risk assets.

(a) Credit risk

The sales policy of the Company is subject to the credit procedures determined by management, which aims at minimizing any problems arising from delinquent customers. This objective is met through the selection of customers in accordance with their payment capacity and diversification of accounts receivable (risk pulverization). The Company also has a provision for doubtful accounts of R$ 11,067 (R$ 11,067 at December 31, 2001) representing 2.25% of the outstanding accounts receivable (2.48% at December 31, 2001), to face credit risks.

(b) Exchange rate risk

As the Company has significant liabilities in foreign currency, mainly in U.S. dollars, results could be strongly affected by exchange variations.

As a preventive measure and to reduce the effects of exchange variations, management adopted a policy for the maintenance of assets related to foreign exchange fluctuations, as shown below:

	In thousands of U.S. dollars	
	3/31/2002	12/31/2001
A) Loans/financings in foreign currency	831,624	848,358
B) Assets in U.S. dollars	246,426	262,470
C) Swap operations	334,039	334,039
D) Net exposure (A-B-C)	251,159	251,849

To the net exposure in U.S. dollars at March 31, 2002 and December 31, 2001 shown above may be aggregated the net balance of exports and imports to be realized in 2002, as forecast below (not reviewed by independent accountants):

	In thousands of U.S. dollars
A) Export	168,758
B) Import	186,966
Net balance (A-B)	(18,208)

The swap operations during the year may be summarized as follows:

	3/31/2002	12/31/2001
Amount – US$ thousand	334,039	334,039
Current liabilities recorded in Other accounts payable	15,902	11,063
Long-term liabilities recorded in Other accounts payable	70,165	54,550
	3/31/2002	**3/31/2001**
Net income (expenses) recorded in Financial (expenses) income, net	(20,455)	56,779

(c) Price risk

Since exports are equivalent to 12% of sales expected for 2002, the future volatility of foreign exchange rates represents, in fact, a price risk that may compromise the expected results. This risk is mostly counterbalanced by the significant volume of imports expected for the same year, as shown above.

(d) Interest rate risk

Interest rates contracted for short and long-term loans and financings and debentures may be shown as follows:

Loans and financings:	**3/31/2002**	**%**	**12/31/2001**	**%**
Prefixed	604,522	19	630,948	19
TJLP	316,691	10	339,803	10
LIBOR	1,737,591	53	1,775,839	53
Subtotal	2,658,804	82	2,746,590	82
Debentures				
TJLP	56,307	2	85,476	3
CDI	548,112	16	501,458	15
Subtotal	604,419	18	586,934	18
Total	3,263,223	100	3,333,524	100

16 Insurance Cover

Insurance policies taken out by Usiminas provide cover which management considers to be sufficient.

For buildings, goods and raw materials, equipment, machinery, furniture, objects, fixtures and installations that form part of the insured establishments and related facilities of Usiminas, Usiminas Mecânica, Cosipa, Unigal, Usiroll, Usiparts, Usimplex Industrial and Rio Negro, with a value at risk of US$ 9,936,677 thousand, there is an All Risks policy with a maximum indemnity of US$ 500,000 thousand per claim. For Usiminas, Unigal and Cosipa the deductible amount is US$ 1,500 thousand (US$ 100 thousand for the other companies) for material damages and coverage for loss of profits with a deductible of fourteen days.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

05.01 – COMMENTS ON COMPANY PERFORMANCE

In the quarter ended March 31, 2002, USIMINAS recorded a net income of R$ 26.2 million. During the same prior year period, net income was R$ 6.7 million. Consolidated net income reached R$ 30.9 million in the same quarter against R$ 9.2 million in the first quarter of 2001, an increase of 235.9%.

Gross profit was R$ 200.8 million in the first quarter of 2002, with a margin of 26.6%, which is lower by 9.6 points as compared to the same prior year period. This reduction arises from the lower average price of products exported, arising from sales of 144.8 thousand tons of plates, a product with lower added value, and of the increase in the costs of raw materials, mainly imported coal and coke, iron ore and electrical energy. Consolidated gross profit of R$ 339.2 million was lower by 6.7% than that of the first quarter of 2001.

Selling and administrative expenses of the parent company and consolidated remained compatible with those of the same prior year period.

Operating profit before financial expenses and income and equity in the results of subsidiary companies was R$ 200.4 million during the current quarter, lower than R$ 201.8 million in the same prior year quarter. Consolidated operating profit before financial expenses and income and equity in the results of subsidiary and associated companies amounted to R$ 282.8 million, higher than the R$ 274.9 million in the same prior year period.

EBITDA reached R$ 214.3 million in the current period, against R$ 263.5 million in the same prior year period. Consolidated EBITDA reached R$ 323.6 million, which is lower by 14.6% as compared to the first quarter of 2001 (R$ 379.0 million).

Financial expenses were favorably impacted by the non-variation of foreign exchange rates during the quarter, due to the stability of the U.S. dollar rate.

PRODUCTION

During the quarter ended March 31, 2002, 1,107.1 tons of molten steel were produced, 4.65% lower than in the same prior year period. The production consolidated with Cosipa reached the volume of 1,924.0 tons equivalent to the same prior year period.

Production summary:

			In thousands of tons	
	Usiminas		Consolidated Usiminas/Cosipa	
	Jan/Mar/2002	Jan/Mar/2001	Jan/Mar/2002	Jan/Mar/2001
Molten steel	1,107.1	1,161.4	1,924.0	1,920.6
Laminated steel	1,036.5	997.5	1,782.5	1,615.0

SALES

Gross sales of the parent company for the quarter ended March 31, 2002 amounted to R$ 973.8 million, 12.02% higher than in the same prior year period. Consolidated gross sales reached R$ 1,687.6 million in the current period, 13.4% more than the same prior year period, which amounted to R$ 1,487.6 million.

Sales volume in the current quarter was 1,029 thousand tons of laminated steel. During the same 2001 period, the volume was 964 thousand tons, which represents an increase of 6.7%.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

05.01 – COMMENTS ON COMPANY PERFORMANCE

During the quarter ended March 31, 2002, 79% of total volume was sold in the local market and 21% in foreign markets. During the same 2001 period, 82% was to the local market and 18% to foreign markets.

Sales volume may be summarized as follows:

	In tons	
	Jan/Mar/2002	Jan/Mar/2001
Market		
▪ Local	810,506	793,311
▪ Foreign	218,204	170,852
Total	1,028,710	964,163

The average invoicing period was 24 days and of receipt 35 days in March 2002, against, respectively, 21 days and 35 days in December 2001.

PERSONNEL

The number of employees was as follows:

	3/31/2002	12/31/2001	3/31/2001
Plant	7,458	7,534	7,791
Head office/offices	604	598	627
Total	8,062	8,132	8,418

INVESTMENTS

During the quarter ended March 31, 2002, USIMINAS invested only R$ 14.2 million basically for major repairs.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
March 31, 2002

01.04 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousand)

1 - CODE	2 – DESCRIPTION	3 - 3/31/2002	4 –12/31/2001
1	Total assets	14,010,280	13,856,181
1.01	Current assets	2,953,202	2,826,956
1.01.01	Available funds	620,540	577,531
1.01.02	Receivables	971,781	1,018,192
1.01.02.01	Trade accounts receivable	802,771	750,405
1.01.02.02	Notes receivable	169,010	267,787
1.01.03	Inventories	1,205,987	1,231,233
1.01.04	Other	154,894	0
1.01.04.01	Taxes recoverable	119,376	0
1.01.04.02	Receivables from related companies	35,518	0
1.02	Long-term receivables	1,628,719	1,655,615
1.02.01	Sundry receivables	170,024	163,705
1.02.01.01	Real estate debtors	170,024	163,705
1.02.02	Related companies	18,822	11,184
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	18,822	11,184
1.02.02.03	Other related companies	0	0
1.02.03	Other	1,439,873	1,480,726
1.02.03.01	Deferred income tax and social contribution	1,281,103	1,297,077
1.02.03.02	Shares of other companies	21,711	49,029
1.02.03.03	Deposits at law	137,059	134,620
1.03	Permanent assets	9,428,359	9,373,610
1.03.01	Investments	191,871	210,795
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	144,365	144,646
1.03.01.03	Other investments	47,506	66,149
1.03.02	Property, plant and equipment	9,164,887	9,092,957
1.03.03	Deferred charges	71,601	69,858

01.05 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 3/31/2002	4 - 12/31/2001
2	Total liabilities	14,010,280	13,856,181
2.01	Current liabilities	3,323,440	3,062,529
2.01.01	Loans and financings	2,553,148	2,280,837
2.01.02	Debentures	49,078	8,604
2.01.03	Suppliers	210,653	298,671
2.01.04	Taxes, charges and contributions	219,906	152,548
2.01.04.01	Taxes payable	73,013	56,900
2.01.04.02	Salaries and social security contributions	126,877	77,367
2.01.04.03	Income tax and social contribution	20,016	18,281
2.01.05	Dividends payable	52,888	51,522
2.01.06	Provisions	0	0
2.01.07	Payables to related companies	21,317	32,568
2.01.08	Other	216,450	237,779
2.01.08.01	Accounts payable	108,201	103,750
2.01.08.02	Taxes payable in installments	61,811	68,005
2.01.08.03	Other	46,438	66,024
2.02	Long-term liabilities	7,029,898	7,304,134
2.02.01	Loans and financings	4,194,218	4,432,838
2.02.02	Debentures	555,341	578,330
2.02.03	Provisions	1,535,781	1,585,130
2.02.03.01	Contingent liabilities	570,539	619,888
2.02.03.02	Actuarial liability	965,242	965,242
2.02.04	Payables to related companies	0	0
2.02.05	Other	744,558	707,836
2.02.05.01	Deferred income tax	60,016	60,972
2.02.05.02	Taxes payable in installments	120,894	132,721
2.02.05.03	Accounts payable to FEMCO	334,920	320,934
2.02.05.04	Other	228,728	193,209
2.03	Deferred income	136,170	0
2.04	Minority interest	131,684	131,348
2.05	Stockholders' equity	3,389,088	3,358,170
2.05.01	Paid-up capital	1,221,000	1,221,000
2.05.01.01	Common shares	608,534	608,534
2.05.01.02	Preferred shares	612,466	612,466
2.05.02	Capital reserves	1,998,775	1,998,775
2.05.02.01	Share premium	2,030,862	2,030,862
2.05.02.02	Treasury stock	(181,611)	(181,611)
2.05.02.03	IPI Fiscal Incentive- Law 7554/86	149,524	149,524
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0

01.05 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 3/31/2002	4 - 12/31/2001
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	169,313	138,395
2.05.04.01	Legal	12,047	12,047
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	157,266	126,348
2.05.04.07.01	For investments and working capital	157,266	126,348
2.05.05	Retained earnings	0	0

01.01 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – *National Corporate Taxpayers' Registration Number - CNPJ*
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

07.01 - CONSOLIDATED STATEMENT OF INCOME (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 1/1/2002 to 3/31/2002	4 – 1/1/2002 to 03/31/2002	5 – 1/1/2001 to 3/31/2001	6 – 1/1/2001 to 3/31/2001
3.01	Gross sales and/or services	1,687,579	1,687,579	1,487,568	1,487,568
3.02	Deductions	(379,470)	(379,470)	(326,067)	(326,067)
3.03	Net sales and/or services	1,308,109	1,308,109	1,161,501	1,161,501
3.04	Cost of sales and/or services	(968,925)	(968,925)	(798,073)	(798,073)
3.05	Gross profit	339,184	339,184	363,428	363,428
3.06	*Operating expenses/income*	(270,513)	(270,513)	(416,343)	(416,343)
3.06.01	Selling	(25,817)	(25,817)	(26,936)	(26,936)
3.06.02	General and administrative	(43,145)	(43,145)	(40,480)	(40,480)
3.06.03	Financial	(189,115)	(189,115)	(329,671)	(329,671)
3.06.03.01	Financial income	(9,660)	(9,660)	145,861	145,861
3.06.03.02	Financial expenses	(179,455)	(179,455)	(475,532)	(475,532)
3.06.04	Other operating income	51,086	51,086	1,933	1,933
3.06.05	Other operating expenses	(38,494)	(38,494)	(23,021)	(23,021)
3.06.06	Equity in the results of subsidiary and associated companies	(25,028)	(25,028)	1,832	1,832
3.07	Operating profit (loss)	68,671	68,671	(52,915)	(52,915)
3.08	Non-operating results	2,708	2,708	4,995	4,995
3.08.01	Income	2,708	2,708	4,995	4,995
3.08.02	Expenses	0	0	0	0
3.09	Income (loss) before taxation and participations	71,379	71,379	(47,920)	(47,920)
3.10	Provision for income tax and social contribution	(37,898)	(37,898)	48,913	48,913
3.11	Deferred income tax	0	0	9,491	9,491
3.12	Statutory participations and contributions	(2,042)	(2,042)	0	0
3.12.01	Participations	(2,042)	(2,042)	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	(521)	(521)	(1,282)	(1,282)
3.15	Net income for the period	30,918	30,918	9,202	9,202
	Number of shares, except treasury (units)	215,095,412	215,095,412	215,095,412	215,095,412
	Net income per share	0.14374	0.14374	0.04278	0.04278
	Loss per share				

01.06 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE

Please refer to Item 05.01 – Comments on Company Performance

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

09.01 – INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 – SUBSIDIARY/ASSOCIATED COMPANY'S REGISTERED NAME	3 – NATIONAL CORPORATE TAXPAYERS' REGISTRY – CNPJ	4 - CLASSIFICATION	5 - % PARTICIPATION IN THE CAPITAL OF THE INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES IN THE CURRENT QUARTER (Units)		9 – NUMBER OF SHARES IN THE PRIOR QUARTER (Units)	
01	COMPANHIA SIDERÚRGICA PAULISTA	02.790.893/0001-41	LISTED SUBSIDIARY COMPANY	92.89	39.35
COMMERCIAL, INDUSTRIAL AND OTHER			3,721,922,600		3,721,922,600

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – Item	01
2 – Issue number	Sole
3 – CVM Registration number	SRE 558/99
4 – CVM Registration date	6/18/1999
5 – Issue series	Sole
6 – Type	Simple
7 – Nature	Public
8 – Issuance date	10/31/1998
9 – Maturity date	10/31/2006
10 – Type of debenture	Subordinated
11 – Remuneration condition	104% of CDI
12 – Premium/discount	-
13 – Face value (reais)	40,000.00
14 – Amount issued (reais thousand)	400,000
15 – Number of securities issued (unit)	10,000
16 - Outstanding (unit)	10,000
17 – In treasury (unit)	0
18 – Redeemed (unit)	0
19 - Converted (unit)	0
20 – To be placed (unit)	0
21 – Date of the last renegotiation	
22 – Date of the next event	

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – Item	02
2 – Issue number	2nd
3 – CVM Registration number	
4 – CVM Registration date	
5 – Issue series	Sole
6 – Type	Convertible
7 – Nature	Private
8 – Issuance date	2/15/2000
9 – Maturity date	2/15/2005
10 – Type of debenture	Real
11 – Remuneration condition	TJLP rate + 4% per annum
12 – Premium/discount	
13 – Face value (reais)	100,000.00
14 – Amount issued (reais thousand)	73,000
15 – Number of securities issued (unit)	730
16 - Outstanding (unit)	730
17 – In treasury (unit)	0
18 – Redeemed (unit)	0
19 - Converted (unit)	0
20 – To be placed (unit)	0
21 – Date of the last renegotiation	
22 – Date of the next event	

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – Item	03
2 – Issue number	3rd
3 – CVM Registration number	CVM/SRE/DEB 2001/003
4 – CVM Registration date	2/5/2001
5 – Issue series	Sole
6 – Type	Simple
7 – Nature	Public
8 – Issuance date	11/20/2000
9 – Maturity date	11/20/2003
10 – Type of debenture	Subordinated
11 – Remuneration condition	104% of CDI
12 – Premium/discount	
13 – Face value (reais)	10,000.00
14 – Amount issued (reais thousand)	100,000
15 – Number of securities issued (unit)	10,000
16 – Outstanding (unit)	10,000
17 – In treasury (unit)	0
18 – Redeemed (unit)	0
19 – Converted (unit)	0
20 – To be placed (unit)	0
21 – Date of the last renegotiation	
22 – Date of the next event	

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

17.01 – REPORT ON THE SPECIAL REVIEW - UNQUALIFIED

May 7, 2002

To the Board of Directors and Stockholders
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS for the quarters ended March 31, 2002 and 2001. This quarterly information is the responsibility of company management. The determination of the composition of the technical reserves of Caixa dos Empregados da Usiminas which is the basis for the calculation of the actuarial liability was made by external actuarial consultants of Caixa, and our report, insofar as it relates to the calculation of this actuarial liability amounting to R$ 909,466 thousand at March 31, 2002 and December 31, 2001, is based exclusively on the reports of these consultants.

2 Our reviews were performed in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with the officials responsible for the accounting, financial and operating areas of the company with regard to the criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the company's financial position and operations.

3 Based on our limited reviews and on the reports of the actuarial consultants referred to in paragraph 1, we are not aware of any material modifications which should be made to the aforementioned quarterly information for it to be in conformity with the accounting principles determined by Brazilian corporate legislation applicable to the preparation of quarterly information, consistent with the standards established by the Brazilian Securities Commission (CVM).

4 The Quarterly Information (ITR) also presents information relating to the quarter ended December 31, 2001. We reviewed this information at the time it was prepared, in connection with our audit of the financial statements as of that date and on which we issued an unqualified opinion dated March 14, 2002.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

17.01 – REPORT ON THE SPECIAL REVIEW – UNQUALIFIED

5 As mentioned in Note 5(c), because subsidiary Companhia Siderúrgica Paulista – COSIPA has to comply with certain contractual conditions applicable to loans and financings, it could result in the anticipated maturity of long-term local and foreign liabilities as at March 31, 2002, amounting to R$ 825,128 thousand. The company and its subsidiary have discussed this situation with management of these creditors in order to assure that the financial conditions of the contracts are complied with, and they were successful in the renegotiations. A dispensation from compliance with the restrictive clauses as at March 31, 2002 was granted by a certain creditor. The subsidiary company maintains these liabilities classified in long-term liabilities.

6 As mentioned in Note 1, on November 25, 1998 the stockholders of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS and Companhia Siderúrgica Paulista – COSIPA approved the basic project for the corporate, financial, equity and operational restructuring of the activities of these two companies, including, among other measures, the reallocation of assets and liabilities. Implementation of this project was approved by COSIPA stockholders on January 29, 1999. The steel operations of USIMINAS and COSIPA continue to be conducted by separate stockholder groups.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Francisco José Pinto Fagundes
Partner
Contador CRC MG054755/O-4

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

Contents